EXHIBIT 99

Magna Announces First Quarter 2021 Results

  Sales of $10.2 billion increased 18%
  Global light vehicle production was up 18% driven by an 87% increase in China
  Income from operations before income taxes increased 109%
  Adjusted EBIT was up 91%
  Diluted earnings per share and adjusted diluted earnings per share increased 136% and 116%, respectively
  Increased 2021 outlook to reflect modestly higher sales and Adjusted EBIT margin expectations

AURORA, Ontario, May 06, 2021 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2021.

	THREE MONTHS ENDED
	March 31, 2021	March 31, 2020
Reported

Sales	$10,179	$8,657

Income from operations before income taxes	$805	$386

Net income attributable to Magna International Inc.	$615	$261

Diluted earnings per share	$2.03	$0.86

Non-GAAP Financial Measures(1)

Adjusted EBIT	$770	$403

Adjusted diluted earnings per share	$1.86	$0.86

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1) Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

“We generated strong earnings in the first quarter of 2021 despite industry supply constraints that impacted OEM production schedules. We expect supply constraints to continue through at least the second quarter. As we look past the near-term industry headwinds, we see considerable growth opportunities for Magna in the coming years.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

THREE MONTHS ENDED MARCH 31, 2021

Our sales came in essentially in line with our expectations for the first quarter of 2021, despite industry supply constraints, including a global semiconductor chip shortage, that negatively impacted global light vehicle production. However, Adjusted EBIT was above our expectations, mainly reflecting continued strong operating performance across the company, better than expected results in China and higher than anticipated equity income in our Power & Vision segment.

We posted sales of $10.2 billion for the first quarter of 2021, an increase of 18% from the first quarter of 2020, as global light vehicle production increased 18%, largely driven by an 87% increase in China. In our two largest markets of North America and Europe, production was substantially level and increased 5%, respectively, compared to the first quarter of 2020.

Adjusted EBIT of $770 million in the first quarter of 2021 increased 91% from the first quarter of 2020, driven by higher sales and higher Adjusted EBIT as a percentage of sales. Adjusted EBIT as a percentage of sales increased to 7.6% in the first quarter of 2021 compared to 4.7% in the first quarter of 2020.

Income from operations before income taxes was $805 million for the first quarter of 2021 compared to $386 million in the first quarter of 2020.  Included in Income from operations before income taxes in the first quarter of 2021 were Other income, net items totaling $58 million, comprised of gains on business combinations and unrealized gains on the revaluations of investments, partially offset by restructuring costs. Excluding Other income, net from the first quarter of 2021, income from operations before income taxes increased $361 million in the first quarter of 2021 compared to the first quarter of 2020.

Net income attributable to Magna International Inc. was $615 million for the first quarter of 2021 compared to $261 million in the first quarter of 2020.  Included in net income attributable to Magna International Inc. in the first quarter of 2021 were Other income, net items totaling $49 million after tax. Excluding Other income, net from the first quarter of 2021, net income attributable to Magna International Inc. increased $305 million in the first quarter of 2021 compared to the first quarter of 2020.

Diluted earnings per share increased to $2.03 in the first quarter of 2021, compared to $0.86 in the comparable period and Adjusted diluted earnings per share increased 116% to $1.86 compared to $0.86.

In the first quarter of 2021, we generated cash from operations before changes in operating assets and liabilities of $1.03 billion, and used $372 million in operating assets and liabilities. Investment activities for the first quarter of 2021 included $212 million in fixed asset additions, a $104 million increase in investments, other assets and intangible assets, and $3 million in private equity investments. We also assumed net cash of $39 million related to business combinations.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended March 31, 2021, we paid dividends of $130 million. In addition, we repurchased for cancellation 1.7 million shares for $150 million in the first quarter of 2021.

Our Board of Directors declared a first quarter dividend of $0.43 per Common Share, payable on June 4, 2021 to shareholders of record as of the close of business on May 21, 2021.

“Following our solid first quarter results, we have increased our 2021 outlook for sales and Adjusted EBIT margin. This is despite lower expected light vehicle production in North America, our largest market. Our increased outlook mainly reflects continued sales growth in China, ongoing strong operating performance and higher equity income than previously expected. We anticipate translating the higher expected sales and margin into increased free cash flow(2).”

- Vince Galifi, Magna’s Chief Financial Officer

(2) Free cash flow represents Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets, plus settlement of long-term receivable from a non-consolidated joint venture, minus capital spending and investments in other assets.

SEGMENT SUMMARY

($Millions unless otherwise noted)	For the three months ended March 31,
	Sales			Adjusted EBIT
	2021	2020	Change	2021	2020	Change
Body Exteriors & Structures	$4,025	$3,676	$349	$327	$199	$128
Power & Vision	3,156	2,523	633	297	135	162
Seating Systems	1,303	1,261	42	55	40	15
Complete Vehicles	1,850	1,321	529	80	50	30
Corporate and Other	(155)	(124)	(31)	11	(21)	32
Total Reportable Segments	$10,179	$8,657	$1,522	$770	$403	$367

	For the three months ended March 31,
	Adjusted EBIT as a percentage of sales
	2021	2020	Change
Body Exteriors & Structures	8.1%	5.4%	2.7%
Power & Vision	9.4%	5.4%	4.0%
Seating Systems	4.2%	3.2%	1.0%
Complete Vehicles	4.3%	3.8%	0.5%
Consolidated Average	7.6%	4.7%	2.9%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

2021 OUTLOOK

We disclose a full-year Outlook annually in February with quarterly updates. The following Outlook is an update to our previous Outlook in February 2021.

Updated 2021 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units) North America Europe China	15.6 18.5 24.7	15.9 18.5 24.0

Average Foreign exchange rates: 1 Canadian dollar equals 1 euro equals	U.S. $0.797 U.S. $1.201	U.S. $0.770 U.S. $1.210

Updated 2021 Outlook

	Current	Previous
Segment Sales Body Exteriors & Structures Power & Vision Seating Systems Complete Vehicles	$16.5 - $17.1 billion $12.0 - $12.4 billion $5.6 - $5.9 billion $6.7 - $7.0 billion	$16.5 - $17.1 billion $11.6 - $12.0 billion $5.8 - $6.1 billion $6.5 - $6.8 billion
Total Sales	$40.2 - $41.8 billion	$40.0 - $41.6 billion

Adjusted EBIT Margin(3)	7.2% - 7.6%	7.1% - 7.5%

Equity Income (included in EBIT)	$120 - $150 million	$85 - $115 million

Interest Expense, net	Approximately $100 million	Approximately $110 million

Income Tax Rate(4)	Approximately 23%	Approximately 23%

Net Income attributable to Magna(5)	$2.2 - $2.4 billion	$2.1 - $2.3 billion

Capital Spending	Approximately $1.6 billion	Approximately $1.6 billion

Notes:
(3) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales
(4) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation
(5) Net Income attributable to Magna represents Net Income excluding Other expense (income), net

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2021 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer (“OEM”), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains; infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 has been impacting vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 has been impacting vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, and could impact vehicle sales if consumer confidence declines due to deterioration in household incomes.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended March 31,
	2021	2020

Net Income	$622	$252
Add:
Interest expense, net	23	17
Other income, net	(58)	—
Income taxes	183	134
Adjusted EBIT	$770	$403

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended March 31,
	2021	2020

Sales	$10,179	$8,657
Adjusted EBIT	$770	$403
Adjusted EBIT as a percentage of sales	7.6%	4.7%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to adjusted diluted earnings per share:

	For the three months ended March 31,
	2021	2020

Net income attributable to Magna International Inc.	$615	$261
Add (deduct):
Other income, net	(58)	—
Tax effect on Other income, net	9	—
Adjusted net income attributable to Magna International Inc.	$566	$261
Diluted weighted average number of Common Shares outstanding during the period (millions):	303.6	302.7
Adjusted diluted earnings per share	$1.86	$0.86

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our first quarter ended March 31, 2021 results on Thursday, May 6, 2021 at 7:00 a.m. EST. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is
1-800-954-0686. International callers should use 1-416-981-9017. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Thursday prior to the call.

TAGS
Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.631.5396

WEBCAST CONTACT
Nancy Hansford, Executive Assistant, Investor Relations
nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS (6)
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 347 manufacturing operations and 84 product development, engineering and sales centres spanning 28 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

(6)   Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should", “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Total Sales Segment Sales
  Mandatory stay-at-home orders and other restrictions to help contain COVID-19 spread could impact vehicle sales, vehicle production and our own production
  Economic impact of COVID-19 on consumer confidence
  Supply disruptions, including as a result of a semiconductor chip shortage currently being experienced in the industry and shortages of, or supply constraints on, certain critical materials such as chemicals for seating foam, resins for plastic components, rubber as well as certain types of steel
  Concentration of sales with six customers
  Shifts in market shares among vehicles or vehicle segments
  Shifts in consumer “take rates” for products we sell

Adjusted EBIT Margin Net Income Attributable to Magna
  Same risks as for Total Sales and Segment Sales above
  Operational underperformance
  Higher costs incurred to mitigate the risk of supply disruptions, including: materials price increases; higher-priced substitute supplies; premium freight costs to expedite supply of materials; production inefficiencies due to production lines being stopped/restarted unexpectedly based on customers’ production schedules; and, potential fines/penalties if customer production is disrupted
  Price concessions
  Tax risks

Equity Income	Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna Risks related to conducting business through joint ventures

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines, including as a result of the COVID-19 pandemic;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
Customer and Supplier Related Risks
  concentration of sales with six customers;
  emergence of potentially disruptive Electric Vehicle OEMs;
  OEM consolidation and cooperation;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base, including as a result of the COVID-19 pandemic;
Manufacturing Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  COVID-19 shutdowns;
  supply disruptions and applicable costs related to supply disruption mitigation initiatives, including as a result of the COVID-19 pandemic;
  climate change risks;
  attraction/retention of skilled labour;
IT Security/Cybersecurity Risk
  IT/Cybersecurity breach;
  Product Cybersecurity breach;
Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity cost volatility;
  declines in scrap steel/aluminum prices;
Warranty / Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;
Acquisition Risks
  inherent merger and acquisition risks;
  acquisition integration risk;
Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

  discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.